UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14D-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

NEWS CORPORATION

(Parent of Offeror) (Name of Registrant as Specified In Its Charter)

MOVE, INC.

(Name of Subject Company)

MAGPIE MERGER SUB, INC.

(Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

62458M207

(CUSIP Number of Class of Securities)

Michael L. Bunder, Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

News Corporation

1211 Avenue of the Americas

New York, NY 10036

United States

212-416-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Howard L. Ellin, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$855,497,748	$99,408.84
*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 40,629,282 shares of common stock, par value $0.001 per share (the “Shares”), of Move, Inc. (“Move”) outstanding multiplied by the offer price of $21.00 per share and (ii) 108,706 Shares underlying outstanding restricted stock awards held by non-employee directors multiplied by the offer price of $21.00 per share. The calculation of the filing fee is based on information provided by Move as of October 13, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $99,408.84	Filing Party: News Corporation and Magpie Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 15, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by News Corporation, a Delaware corporation (“Parent”), and Magpie Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Parent, with the Securities and Exchange Commission on October 15, 2014 (together with Amendment No. 1 filed by Parent on October 30, 2014 and any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Move, Inc., a Delaware corporation (“Move”), at a purchase price of $21.00 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and conditions set forth in the offer to purchase dated October 15, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, and is hereby amended and supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the second and third paragraphs under the subheading “Compliance with the HSR Act” of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” and replacing such paragraphs with the following:

“Parent and Move each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on October 15, 2014. The required waiting period with respect to the Offer expired at 11:59 p.m., New York City time, on October 30, 2014, without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2014

MAGPIE MERGER SUB, INC.

By:	/s/ Robert J. Thomson
Robert J. Thomson
Chief Executive Officer

NEWS CORPORATION (REGISTRANT)

By:	/s/ Robert J. Thomson
Robert J. Thomson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 15, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release, issued by News Corporation and Move, Inc., dated September 30, 2014 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on October 15, 2014.*

(d)(1)	Agreement and Plan of Merger, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and Move, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(d)(2)	NAR Tender and Support Agreement, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and the National Association of Realtors® (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(d)(3)	Form of Executive Tender and Support Agreement, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and certain officers of Move, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(g)	None.

(h)	None.

*	Previously filed

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